United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For the 4 th consecutive year, Aracruz is in the Dow Jones Sustainability Index

(São Paulo, September 4, 2008) - Aracruz Celulose S.A. (NYSE: ARA) has been included for the fourth year in row in the select rank of companies on the Dow Jones Sustainability Index (DJSI World) 2008/2009. The company is the leader in the “Forestry and Paper Resources” category selected out of 14 worldwide forestry companies. Of these, only two — Aracruz and VCP — are included on this year’s list.

The 2008/2009 index, announced this morning in Zurich by SAM, the institution responsible for the classification, is made up of 320 companies active in 57 industrial sectors. A total of Brazilian 35 companies were invited to participate in the selection process and only eight were classified. More than 2,500 companies from 51 countries listed on the Dow Jones Index were analyzed for their economic, environmental and social performance.

“Our continued presence on this index, one of the most desired on the part of large global companies, reflects Aracruz’s commitment to the future. We continuously strive to improve our practices, always focused on the effective creation of value for shareholders and society," said Aracruz president and CEO Carlos Aguiar.

Created in 1999, the DJSI World Index became a worldwide benchmark for institutions that manage foreign funds. The index takes into account not only their financial performances but also, and mainly the quality of management, which must merge economic value with transparency, good corporate governance and social and environmental responsibility in order to achieve long-term sustainability.

For further information, please contact our Investor Relations Department:

Phone: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer